Exhibit 7.2

J.P.Morgan

JPMorgan Chase Bank, National Association

25 Bank Street

Canary Wharf

London EI4 5JP

England

April 10, 2019

Chablais Investments SA

1450 Brickell Avenue Suite 2530

Miami, Florida

Re: Share Put Option Confirmation

The purpose of this letter agreement (the “Confirmation”) is to confirm the terms and conditions for the Transaction (the “Transaction”) that Chablais Investments SA (“Counterparty”) is entering into with JPMorgan Chase Bank, National Association, London Branch (“JPMorgan”). Certain terms of this Transaction may be set forth in a Supplemental Confirmation substantially in the form of Exhibit I hereto (the “Supplemental Confirmation”). This Confirmation and the Supplemental Confirmation together shall constitute a “Confirmation” under, form a part of and be subject to the ISDA Master Agreement dated as of September 1, 2017, between JPMorgan and Counterparty (together with any related schedules and security or collateral agreements and as amended and supplemented from time to time, the “Agreement”).

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”) and the 2006 ISDA Definitions (the “Swap Definitions” and, together with the Equity Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc., are incorporated herein. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation shall govern for the purpose of this Transaction. This Confirmation and the Supplemental Confirmation supersedes any and all prior written or oral agreements in relation to this Transaction. For the purposes of the Equity Definitions only, this Transaction shall be treated as a Share Option Transaction.

1.       The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	April 12, 2019.

Option Style:	European.

Option Type:	Put

Buyer:	Counterparty

Seller:	JPMorgan

Shares:	The Class A Shares of Arcos Dorados Holdings Inc., no par value per share (the “Issuer”) (Exchange Symbol: “ARCO”).

Components:	This Transaction will be divided into a number of individual Components equal to the Number of Components, each with the terms set forth herein, and, in particular, with the Number

JPMorgan Chase Bank, N.A. at its London Branch is a bank authorised and subject to supervision and regulation by the Office of the
Comptroller of the Currency, and is also supervised and regulated with respect to certain matters by the Board of Governors of the Federal
Reserve System, each in the jurisdiction of the United States of America. Authorised by the Prudential Regulation Authority. Subject to
regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the extent of our regulation by the Prudential Regulation Authority are available from us on request. (Firm Reference Number: 124491).

of Options and Expiration Date preliminarily set forth in Annex A, and, if any adjustment is necessary, as further specified in the Supplemental Confirmation. The payments and deliveries to be made upon settlement of each Transaction will be determined separately for each Component as if each Component were a separate Transaction under the Agreement.

Number of Components:	15, and, if any adjustment is necessary, as further specified in the Supplemental Confirmation.

Initial Share Price:

The per Share amount equal to the volume-weighted average of the Share prices at which JPMorgan (or an affiliate of JPMorgan) establishes its initial hedge of the equity price risk undertaken by JPMorgan with respect to this Transaction by selling Shares in transactions conforming to the volume and manner-of-sale conditions described in Rule 144(e), (f) and (g) under the Securities Act of 1933, as amended (the “Securities Act”), at times and in amounts as determined by JPMorgan (or an affiliate of JPMorgan) in its sole discretion (the number of Shares comprising such hedge, the “Initial Hedge Position” and the period during which such establishment of JPMorgan’s Initial Hedge Position takes place, the “Hedging Period”). The Initial Share Price shall be set forth in the Supplemental Confirmation

JPMorgan may in its sole discretion adjust the Number of Components and the Number of Options (to not less than zero) to the extent that JPMorgan is unable to hedge its initial market risk in respect of the stated Number of Options with respect to any Component.

Number of Options:	With respect to each Component, the Number of Options specified in Annex A, and, if any adjustment is necessary, as further specified in the Supplemental Confirmation.

Option Entitlement:	One Share per Option.

Strike Price:	The product of the Initial Share Price and 80%. The final Strike Price shall be set forth in the Supplemental Confirmation.

Exchange(s):	New York Stock Exchange

Premium:	The product of the Number of Options, the Initial Share Price and 2.20%. The final Premium shall be set forth in the Supplemental Confirmation.

Premium Payment Date:	The second Currency Business Day following the date of the Supplement Confirmation.

Related Exchange(s):	All Exchanges.

Calculation Agent:	JPMorgan.

Procedure for Exercise:

Expiration Time:	The Valuation Time

Expiration Date:

For each Component, as set forth in (a) Annex A or, (b) if a Components schedule is included in the Supplemental Confirmation, the Supplemental Confirmation; provided that if that date is a Disrupted Day, the Expiration Date for such Component shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day and is not or is not deemed to be an Expiration Date in respect of any other Component of any Transaction hereunder; and provided further that if such Expiration Date has not occurred pursuant to this clause as of the eighth Scheduled Trading Day following the last scheduled Expiration Date under the relevant Transaction, then the Calculation Agent shall have the right to declare such Scheduled Trading Day to be the final Expiration Date, in which case the Settlement Price for that eighth Scheduled Trading Day shall be the Calculation Agent’s good faith estimate of the fair market value of a Share as of the Valuation Time on that eighth Scheduled Trading Day or on any subsequent Scheduled Trading Day, as the Calculation Agent shall determine using commercially reasonable means.

Notwithstanding the foregoing and anything to the contrary in the Equity Definitions, if a Market Disruption Event occurs on any Expiration Date, the Calculation Agent may determine that such Expiration Date is a Disrupted Day only in part, in which case the Calculation Agent shall (i) adjust the Number of Options for the relevant Component for which such Disrupted Day shall be the Expiration Date, (ii) determine the Settlement Price for such Disrupted Day based on eligible transactions in the Shares on such Disrupted Day taking into account the nature and duration of such Market Disruption Event and (iii) designate a Scheduled Trading Day determined in the manner described in the immediately preceding paragraph as the Valuation Date for the remaining Options for such Component. Notwithstanding any provision of the Equity Definitions to the contrary, any Exchange Business Day on which the Exchange is scheduled to close prior to its normal close of trading shall be deemed to be a Disrupted Day in part.

Market Disruption Event:

Section 6.3(a) of the Equity Definitions is hereby amended by (x) deleting the words “during the one hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time, as the case may be” in clause (ii) thereof and (y) replacing the words “or (iii) an Early Closure.” therein with “(iii) an Early Closure or (iv) a Regulatory Disruption.”

Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term “Scheduled Closing Time” in the fourth line thereof.

Regulatory Disruption:	JPMorgan reasonably concludes, in its sole discretion, that it is appropriate with respect to any legal, regulatory or self-regulatory requirements or related policies and procedures

(whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by JPMorgan), including without limitation in the event of any third-party tender offer, for it to refrain from engaging in market transactions relating to the Shares or to reduce the number or size of any such market transactions.

Automatic Exercise:	Applicable

Settlement Terms:

In respect of any Component :

Settlement Method Election:	Not Applicable

Cash Settlement:	Applicable

Valuation Time:	In accordance with Section 6.1 of the Equity Definitions.

Scheduled Valuation Date:	For each Component, as set forth in Annex A, or, if such date is not a Scheduled Trading Day, the next succeeding Scheduled Trading Day that is not a Scheduled Valuation Date for any other Component.

Valuation Date:	The Expiration Date

Settlement Price:	For each Component, the price per Share determined by the Calculation Agent based on the volume-weighted average price at which the Shares trade as reported in the composite transactions for United States exchanges and quotation systems in respect of the period from the scheduled open of trading on the Exchange until the Scheduled Closing Time on the Valuation Date of such Component (or any successor page thereto). Counterparty acknowledges that in making such determination, the Calculation Agent, in its commercially reasonable judgment, may refer to the heading “Bloomberg VWAP” on Bloomberg Page “ARCO US <Equity> AQR” (or any successor thereto).

Strike Price Differential:	An amount equal to the excess of the Strike Price over the Settlement Price

Cash Settlement Payment Date:	One Settlement Cycle following the Valuation Date.

Option Cash Settlement Amount:	An amount, as calculated by the Calculation Agent, payable by the Relevant Party to the other party on the Cash Settlement Payment Date, equal to the Number of Options multiplied by the Option Entitlement multiplied by the Strike Price Differential; provided that if the Strike Price Differential equals zero, no amount shall be payable by either party.

Dividend Provisions:

In respect of any Component:

Dividend Payment:	In respect of each Dividend Amount, on the relevant Dividend Payment Date, (x) if such Dividend Amount is positive,

Counterparty shall pay to JPMorgan or (y) if such Dividend Amount is negative, JPMorgan shall pay to Counterparty: an amount in USD equal to the product of (i) the absolute value of such Dividend Amount and (ii) the number of Shares that the Calculation Agent determines in a commercially reasonable manner JPMorgan (or one or more of its affiliates) theoretically would be short in order to hedge the equity price risk of the relevant Component as of the close of the regular trading session on the Exchange on the Exchange Business Day immediately preceding the relevant ex-dividend date.

Dividend Amount:	In respect of each Dividend Period, (i) for the first cash dividend per Share for which the ex-dividend date occurs within such Dividend Period, an amount in USD equal to such cash dividend per Share minus the Ordinary Dividend Amount or (ii) for any subsequent cash dividend per Share for which the ex-dividend date occurs within such Dividend Period, an amount in USD equal to such cash dividend per Share; provided that, in the case where no ex-dividend date for which a cash dividend on the Shares occurs during a Dividend Period, it shall be deemed that the last Exchange Business Day of such Dividend Period is an ex-dividend date in respect of a cash dividend on the Shares equal to zero.

Dividend Period:	Each period commencing on but excluding the Dividend Period Start Date and ending on and including the Dividend Period End Date.

Dividend Payment Date(s):	In respect of any cash dividend for which the ex-dividend date occurs during the Dividend Period, the date on which the Issuer pays such cash dividend to holders of record of Shares (or, in the case of a deemed cash dividend equal to zero, the last Currency Business Day of such Dividend Period); provided that if the Dividend Payment Date would otherwise occur after the Settlement Date or Cash Settlement Payment Date, the Dividend Payment Date shall be such Settlement Date or Cash Settlement Payment Date, and Counterparty or JPMorgan, as the case may be, shall be obligated to pay to the other party the present value of the Dividend Payment, determined by the Calculation Agent in a commercially reasonable manner.

Dividend Recovery:

With respect to any Dividend Amount for which a Dividend Payment has occurred, if the cash amount actually paid in respect of the related announced dividend is not equal to the amount originally announced by the Issuer, including, for the avoidance of doubt, where no such payment is made following the originally announced dividend distribution date (any such occurrence, a “Dividend Mismatch”), the Calculation Agent shall determine the appropriate payment to be made by one party hereunder to the other to account for such Dividend Mismatch.

The parties agree that this Dividend Recovery provision shall apply and remain in full force and effect notwithstanding the fact that the Settlement Date or Cash Settlement Payment Date or any earlier date of termination or cancellation has occurred.

For purposes hereof, Dividend Period Start Date, Dividend Period End Date and Ordinary Dividend Amount for each Dividend Period shall have the meanings set forth in the table below:

Dividend Period Start Date	Dividend Period End Date	Ordinary Dividend Amount
Trade Date	Expiration Date	USD 0.00

Adjustments:

Potential Adjustment Events:	If an event occurs that constitutes both a Potential Adjustment Event under Section 11.2(e)(ii)(C) of the Equity Definitions and a Spin-off as described below, it shall be treated hereunder as a Spin-off and not as a Potential Adjustment Event.

Method of Adjustment:	Calculation Agent Adjustment

Spin-off:	A distribution of New Shares (the “Spin-off Shares”) of a subsidiary of the Issuer (the “Spin-off Issuer”) to holders of the Shares (the “Original Shares”).. With respect to a Spin-off, “New Shares” shall have the meaning provided in Section 12.1(i) of the Equity Definitions (as amended below opposite “New Shares”) except that the phrase immediately preceding clause (i) thereof shall be replaced by the following: “‘New Shares’ means ordinary or common shares of the Spin-off Issuer that are, or that as of the effectiveness of the relevant Spin-off are scheduled promptly to be,”.

Consequences of Spin-offs:	JPMorgan shall have the right to elect, by written notice to Counterparty, that Basket Adjustments or Separate Transactions Adjustments shall apply to any Spin-off.

Basket Adjustments:	If JPMorgan shall have elected that Basket Adjustments apply to a Spin-off, then as of the ex-dividend date for such Spin-off, (i) “Shares” shall mean the Original Shares and the Spin-off Shares; (ii) the Transaction shall continue but as a Share Basket Option Transaction with a Number of Options and an Option Entitlement equal to the Number of Options and the Option Entitlement immediately prior to such Spin-off, and each Basket shall consist of one Original Share and the number of Spin-off Shares that a holder of one Original Share would have been entitled to receive in such Spin-off (and references to Shares herein shall be interpreted as references to Baskets, as the context requires); and (iii) the Calculation Agent shall make such adjustments to the exercise, settlement, payment or any other terms of the Transaction as the Calculation Agent determines appropriate to account for the economic effect on the Transaction of such Spin-off (including adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction), which may, but need not, be determined by reference to the adjustment(s) made in respect of such Spin-off by an options exchange to options on the Shares traded on such options exchange. As of the ex-dividend date of any subsequent Spin-off, the Calculation Agent shall make adjustments to the composition of the Basket and other terms of the Transaction in accordance with the immediately preceding sentence.

Separate Transactions Adjustments:	If JPMorgan shall have elected that Separate Transactions Adjustments apply to a Spin-off , as of the ex-dividend date for such Spin-off, then the Transaction shall be considered two separate Transactions, each with terms identical to those of the original Transaction (the “Original Transaction”), except that: (i) the “Shares” for the Original Transaction (the “Original Shares Transaction”) shall be the Original Shares and the “Shares’’ for the other transaction (the “Spin-off Shares Transaction”) shall be the Spin-off Shares; (ii) the Number of Options for each Component of the Original Shares Transaction shall remain unchanged from the Number of Options for such Component of the Original Transaction; (iii) the Number of Options for each Component of the Spin-off Shares Transaction shall equal the product of (A) the Number of Options for such Component of the Original Transaction (as in effect immediately prior to the ex-dividend date for such Spin-off) and (B) the number of Spin-off Shares that a holder of one share of Original Shares would have owned or been entitled to receive in connection with such Spin-Off; and (iv) the Calculation Agent shall make such adjustments to the exercise, settlement, payment or any other terms of each of the Original Shares Transaction and the Spin-Off Shares Transaction as the Calculation Agent determines appropriate to account for the economic effect on each of the Original Shares Transaction and the Spin-Off Shares Transaction of such Spin-off (including without limitation adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Original Shares, the Spin-off Shares, the Original Shares Transaction or to the Spin-off Shares Transaction). Following a Spin-off to which Separate Transactions Adjustments are applicable, this Confirmation shall apply in all respects (except as provided above) to both the Original Shares Transaction and the Spin-off Shares Transaction as if each were a separate Transaction under the Agreement. As of the ex-dividend date of any subsequent Spin-off, the Calculation Agent shall make adjustments to the terms of each of the Original Shares Transaction and the Spin-Off Shares Transaction in accordance with the second immediately preceding sentence.

Extraordinary Events:

New Shares:	In the definition of New Shares in Section 12.1(i) of the Equity Definitions, the text in clause (i) shall be deleted in its entirety and replaced with “publicly quoted, traded or listed on any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors)”.

Consequences of Merger Events:

(a) Share-for-Share:	Cancellation and Payment

(b) Share-for-Other:	Cancellation and Payment

(c) Share-for-Combined:	Cancellation and Payment

Section 12.1(c) of the Equity Definitions is hereby replaced with the following: ‘“Merger Date’ means the Announcement Date of an event that if consummated would constitute a Merger Event.”

Section 12.2 of the Equity Definitions is hereby amended by adding the words “Announcement Date in respect of a Merger Event or any potential’’ before the words “Merger Event” in the first line thereof.

Tender Offer:	Applicable; provided that Section 12.1(d) of the Equity Definitions is hereby amended by adding “, or of the outstanding Shares,’’ before “of the Issuer’’ in the fourth line thereof. Sections 12.1(e) and 12.1(l)(ii) of the Equity Definitions are hereby amended by adding “or Shares, as applicable,” after “voting shares”.

Consequences of Tender Offers:

(a) Share-for-Share:	Modified Calculation Agent Adjustment

(b) Share-for-Other:	Modified Calculation Agent Adjustment

(c) Share-for-Combined:	Modified Calculation Agent Adjustment

Section 12.1(e) of the Equity Definitions is hereby replaced with the following: “‘Tender Offer Date’ means the Announcement Date of an event that if consummated would constitute a Tender Offer.”

Composition of Combined Consideration:	Not Applicable

Announcement Date:	The definition of “Announcement Date” in Section 12.1(1) of the Equity Definitions is hereby amended by (i) replacing the words “a firm” with the word “any” in the second and fourth lines thereof, (ii) replacing the words “leads to the” with the words “, if completed, would lead to a” in the third and fifth lines thereof, (iii) replacing the words “voting shares” with the word “Shares” in the fifth line thereof and (iv) inserting the words “by any entity” after the word “announcement” in the second and fourth lines thereof.

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination).

In addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Limitation on Certain Adjustments:	Notwithstanding any provision of the Equity Definitions or this Confirmation to the contrary, no adjustment solely to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction as a result of a Potential Adjustment Event or an Extraordinary Event shall increase the Number of Options for any Component. Notwithstanding any provision of the Equity Definitions or this Confirmation to the contrary, if the Calculation Agent determines that no such adjustment that it could make in accordance with the preceding sentence will produce a commercially reasonable result, then the Calculation Agent may notify the parties that the consequence of such event shall be the termination of such Transaction, in which case “Cancellation and Payment” will be deemed to apply and any payment to be made by one party to the other shall be calculated in accordance with Section 12.7(c) of the Equity Definitions.

Additional Disruption Events:

Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the word “Shares” with the words “Hedge Positions” in clause (X) thereof, (i) replacing the phrase “the interpretation” in the third line thereof with the phrase “or public announcement or statement of the formal or informal interpretation,” (iii) immediately following the word “Transaction” in clause (X) thereof, adding the phrase “in the manner contemplated by JPMorgan on the Trade Date.” and (iv) replacing the parenthetical beginning after the word “regulation” in the second line thereof with the words “(including, for the avoidance of doubt and without limitation, (x) any tax law or (y) adoption or promulgation of new regulations authorized or mandated by existing statute)”.

Insolvency Filing:	Applicable

Hedging Disruption:	Applicable, provided that Section 12.9(a)(v) of the Equity Definitions is hereby replaced in its entirety by the following:

“Hedging Disruption” means that the Hedging Party is unable, on commercially reasonable pricing terms, to either (A) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any Hedge Position(s) it deems necessary to hedge the equity price risk, volatility risk, dividend risk, foreign exchange risk or interest rate risk of entering into and performing its obligations with respect to the relevant Transaction or (B) freely realize, recover, receive, repatriate, remit or transfer the proceeds of any such Hedge Position(s).

Section 12.9(b)(iii) of the Equity Definitions is hereby amended by adding the words “(or, if such Hedging Disruption is due to any restriction imposed by (A) the Issuer of any relevant Shares or (B) any court, tribunal or regulatory authority with competent jurisdiction, in either case on the ability of a person to acquire or maintain ownership of such Shares or securities by virtue of being a foreign person in the country of incorporation of such Issuer or issuer, such shorter notice as may be required to comply with such restriction)” after the word “notice” in the fourth line thereof.

Increased Cost of Hedging:	Applicable, provided that Section 12.9(a)(vi) of the Equity Definitions is hereby replaced in its entirety by the following:

“Increased Cost of Hedging” means that the Hedging Party would incur a materially increased (as compared with circumstances existing on the Trade Date) amount of tax, duty, expense or fee (other than brokerage commissions) to (A) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any Hedge Position(s) it deems necessary to hedge the equity price risk, volatility risk, dividend risk, foreign exchange risk or interest rate risk of entering into and performing its obligations with respect to the relevant Transaction, or (B) freely realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Loss of Stock Borrow:	Applicable

Maximum Stock Loan Rate:	250 basis points per annum

Increased Cost of Stock Borrow:	Applicable

Initial Stock Loan Rate:	25 basis points per annum

Hedging Party:	JPMorgan or any affiliate

Determining Party:	JPMorgan for all applicable Extraordinary Events and Additional Disruption Events.

Non-Reliance:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

Time of Dealing:	The time of dealing will be confirmed by JPMorgan upon written request.

2.	OTHER PROVISIONS:

(a)	Additional Representations, Warranties and Agreements of Counterparty. Counterparty hereby represents, warrants to, and agrees with, JPMorgan that:

(i)       No Material Non-public Information. Counterparty, is not on the Trade Date, and will not be on any day during the Hedging Period for this Transaction, and will not be on any date on which Counterparty takes any action hereunder or in connection herewith, aware of any material non-public information regarding the Issuer or the Shares. If Counterparty becomes aware of any material non-public information regarding the Issuer at any time subsequent to the Trade Date and prior to being notified by JPMorgan that its Initial Hedge Position has been established, it will immediately notify JPMorgan that one or more of the representations and warranties set forth herein would be untrue at such time, without specying the nature of such untruth, and JPMorgan (or its affiliate) shall promptly cease establishing JPMorgan’s Initial Hedge Position with respect to this Transaction.

(ii)       Eligible Contract Participant. Counterparty is an “eligible contract participant” (as such term is defined in Section 1a(18) of the Commodity Exchange Act, as amended (the “CEA”)) because it is an individual who has assets invested on a discretionary basis in excess of $10,000,000; or has assets invested on a discretionary basis in excess of $5,000,000 and has entered into the Transaction in order to manage the risk associated with an asset owned or liability incurred, or reasonably likely to be owned or incurred, by Counterparty.

(iii)       No Violation or Conflict. Without limiting any representation contained in Section 3(a)(iii) of the Agreement, Counterparty represents that the execution, delivery and performance of this the Agreement and any other documentation relating to the Agreement to which it is a party (including this Confirmation and the Supplemental Confirmation) do not (x) violate or conflict with any of the terms or provisions of any stockholders’ agreement, lockup agreement, registration rights agreement or co-sale agreement binding on Counterparty or affecting Counterparty or any of its assets or (y) violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to Counterparty. No consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required in connection with the execution, delivery or performance by Counterparty of this Confirmation and the Transaction.

(iv)       Corporate Policy. This Transaction will not violate any corporate policy of the Issuer (including, but not limited to, any window period policy) or other rules or regulations of the Issuer applicable to Counterparty or its affiliates, including, but not limited to, the Issuer’s insider trading policy or window period policy.

(v)       Reporting. Counterparty is and, after giving effect to such Transaction, will be in compliance with its reporting obligations under all applicable securities laws and regulations (including, without limitation, Section 16 and Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and Counterparty will provide JPMorgan with a copy of any report filed thereunder in respect of such Transaction promptly upon filing thereof.

(vi)       Compliance with Applicable Laws. Counterparty will comply with all applicable laws (including, without limitation, any securities regulations) and orders to which it may be subject in connection with this Transaction.

(vii)       Investment Company. Counterparty is not, and after giving effect to application of the Prepayment Amount under such Transaction will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

Notwithstanding anything to the contrary in the Agreement, it shall be an Additional Termination Event under the Agreement if Counterparty breaches any of the foregoing representations, warranties or covenants under this “Additional Representations, Warranties and Agreements of Counterparty” provision for which Counterparty shall be the sole Affected Party and all Transactions under the Agreement shall be the Affected Transactions.

(b)	Certain Additional Securities Law and Rule 144 Provisions. Counterparty hereby represents, warrants to, and agrees with, JPMorgan that:

(i)       Sale of Additional Shares. An affiliate of JPMorgan that is registered as a broker and a dealer with the Securities and Exchange Commission (the “SEC”) and is a “market maker” or a “block positioner,” as such terms are used in Rule 144 under the Securities Act, with respect to the Shares shall, as promptly as practicable consistent with market conditions, introduce into the public market a quantity of securities of the same class as the Shares equal to the aggregate Number of Options for all Components hereunder minus the number of securities of such class sold in connection with JPMorgan’s Initial Hedge Position.

(ii)       Interpretive Letters. The parties intend that this Confirmation and the Supplemental Confirmations hereto constitute “binding commitments” (with respect to each Transaction with an Initial Hedging Period) and “Contracts” as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the staff of the SEC (the “Staff’) to which the Staff responded in an interpretative letter dated December 20, 1999 (the “1999 Interpretive Letter”) or “contracts” as described in the letter dated November 30, 2011 submitted by Robert T. Plesnarski and Glen A. Rae to Thomas Kim of the Staff to which the Staff responded in an interpretive letter dated December I, 2011 (the ‘‘2011 Interpretive Letter” and, together with the 1999 Interpretive Letter, the “Interpretive Letters”).

(iii)       Share Sales. From the date three months prior to the Trade Date until the Valuation Date for the final Component or the date that JPMorgan, in its discretion, notifies Counterparty in writing that sales of Shares are permissible, neither Counterparty nor any affiliate of Counterparty nor any person who would be considered to be the same “person” as Counterparty or “act[ing] in concert” with Counterparty (as such terms are used in clauses (a)(2) and (e)(3)(vi) of Rule 144 under the Securities Act) has sold or will, without the written consent of JPMorgan, sell or hedge (through swaps. options, short sales or otherwise) any long position in, any Shares. Counterparty has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy Shares in anticipation of or in connection with any sales of Shares that JPMorgan (or an affiliate of JPMorgan) may effect in establishing any of JPMorgan’s Initial Hedge Position. Counterparty has not made or arranged for, and will not make or arrange for, any payment to any person in connection with any sales of Shares that JPMorgan (or an affiliate of JPMorgan) may effect in establishing any of JPMorgan’s Initial Hedge Positions. Counterparty does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in paragraph (c)(1) of Rule 144. For the purposes of this paragraph, Shares shall be deemed to include securities convertible into or exchangeable or exercisable for Shares.

(iv)       Share Ownership. Counterparty owns a number of Shares, after subtracting the number of Shares to which any put equivalent positions (as defined in Rule 16a-1(h) under the Exchange Act) have been established or are maintained by Counterparty (other than any put equivalent position established as a result of such Transaction), at least equal to the aggregate Number of Options for all Components hereunder, and its holding period (calculated in accordance with Rule 144(d) under the Securities Act) commenced on [4/14/2011].

(v)       Form 144 Filing. Counterparty shall file or cause to be filed, on the Trade Date and in the manner contemplated by Rule 144(h) under the Securities Act, a notice on Form 144 relating to the

Transaction contemplated hereby in form and substance that JPMorgan has informed Counterparty is acceptable to JPMorgan.

(c)	Amendments to the Equity Definitions. The following amendments shall be made to the Equity Definitions:

(i)       Section 11.2(a) of the Equity Definitions is hereby amended by deleting the words “a diluting or concentrative” and replacing them with “an’’ and adding the following words at the end thereof “or options on such Shares”;

(ii)       Section 11.2(c) of the Equity Definitions is hereby amended by (x) replacing the words “a diluting or concentrative” with “an”, and (y) deleting the phrase “(provided that no adjustments will be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relative to the relevant Shares)” and replacing it with the phrase “(and. for the avoidance of doubt, adjustments may be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relative to the relevant Shares)”;

(iii)       Section 11.2(e)(vii) of the Equity Definitions is hereby amended by deleting the words “a diluting or concentrative” and replacing them with the word “an” and adding the following words at the end thereof “or options on such Shares”;

(iv)       Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (x) deleting from the fourth line thereof the word “or” after the word “official” and inserting a comma therefor, and (y) deleting the semicolon at the end of subsection (B) thereof and inserting the following words therefor “or (C) at JPMorgan’s option, the occurrence of any of the events specified in Section 5(a)(vii)(l) through (9) of the ISDA 2002 Master Agreement with respect to that Issuer.”;

(v)       Section 12.9(b)(iv) of the Equity Definitions is hereby amended by (x) deleting (1) subsection (A) in its entirety, (2) the phrase “or (B)” following subsection (A) and (3) the phrase “in each case” in subsection (B); and (y) deleting the phrase “neither the Non-Hedging Party nor the Lending Party lends Shares in the amount of the Hedging Shares or” in the penultimate sentence; and

(vi)       Section 12.9(b)(v) of the Equity Definitions is hereby amended by (1) adding the word “or” immediately before subsection “(B)” and deleting the comma at the end of subsection (A); (2) deleting subsection (C) in its entirety and deleting the word “or” immediately preceding subsection (C); (3) inserting after the phrase “If such notice is not given” in the third sentence thereof the words “or the Non-Hedging Party has not elected an alternative specified in clause (A) or (B) above”; (4) replacing in the penultimate sentence the words “either party” with “the Hedging Party”; and (5) deleting clause (X) and the words “or (Y)” in the final sentence.

(d)	Indemnification:

ln addition to any remedies afforded JPMorgan in connection with this Transaction under this Confirmation, Counterparty agrees to indemnify and hold harmless JPMorgan and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses, claims, damages, judgments, liabilities and expenses (including reasonable attorney’s fees), joint or several (collectively, “Damages”), to which an Indemnified Person may become subject arising out of or in connection with any breach by Counterparty of any obligation, representation, warranty or agreement of Counterparty with respect to this Transaction or this Confirmation, including, without limitation, any losses, claims, damages, judgments, liabilities and expenses due, in whole or in part, to any breach of any covenant or representation made by Counterparty in the Agreement or this Confirmation or any claim, litigation, investigation or proceeding relating thereto, regardless of whether any of such Indemnified Persons is a party thereto, and to reimburse, within 30 days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing; provided, however, that Counterparty shall not have any liability to any Indemnified Person to the extent that such Damages are finally determined by a court of competent jurisdiction to have directly resulted from the gross negligence or willful misconduct of such Indemnified Person (and in such case, such Indemnified Person shall promptly return to Counterparty any amounts previously expended by Counterparty hereunder).

(e)	Right to Extend:

JPMorgan may postpone, in whole or in part, any Valuation Date or any other date of valuation or delivery (in which event the Calculation Agent shall make appropriate adjustments to the Number of Options with respect to one or more Components hereunder) if JPMorgan determines, in its commercially reasonable judgment, that such extension is reasonably necessary or appropriate to preserve JPMorgan’s hedging or hedge unwind activity hereunder in light of existing liquidity conditions or to enable JPMorgan to effect purchases or sales of Shares in connection with its hedging, hedge unwind or settlement activity hereunder in a manner that is in compliance with applicable legal, regulatory or self-regulatory requirements, or with related policies and procedures applicable to JPMorgan.

(f)	JPM Designation:

Notwithstanding any other provision herein to the contrary requiring or allowing JPMorgan to purchase, sell, receive or deliver any shares or other securities to or from Counterparty, JPMorgan may designate any of its affiliates to purchase, sell, receive or deliver such shares or other securities and otherwise to perform JPMorgan’s obligations in respect of this Transaction, and any such designee may assume such obligations. JPMorgan shall be discharged of its obligations to Counterparty to the extent of any such performance.

(g)	No Reliance:

Each party represents that (i) it is entering into the Transaction evidenced hereby as principal (and not as agent or in any other capacity); (ii) neither the other party nor any of its affiliates or agents are acting as a fiduciary for it; (iii) it is not relying upon any representations except those expressly set forth in the Agreement or this Confirmation; (iv) it has consulted with its own legal, regulatory, tax, business, investment, financial, and accounting advisors to the extent it has deemed necessary, and it has made its own investment, hedging, and trading decisions based upon its own judgment and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the other party or any of its agents; and (v) it is entering into this Transaction with a full understanding of the terms, conditions and risks thereof and it is capable of and willing to assume those risks.

(h)	Office:

The Office of JPMorgan for the Transaction is: London. The following applies where JPMorgan’s Office is London: “JPMorgan Chase Bank, N.A. at its London Branch is a bank authorized and subject to supervision and regulation by the Office of the Comptroller of the Currency, and is also supervised and regulated with respect to certain matters by the Board of Governors of the Federal Reserve System, each in the jurisdiction of the United States of America. Authorized by the Prudential Regulation Authority. Subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the extent of our regulation by the Prudential Regulation Authority are available from us on request. (Firm Reference Number: 124491).

(i)	Securities Contract.

The parties hereto intend that (i) JPMorgan be a financial institution within the meaning of Section 101(22) of the Bankruptcy Code, (ii) the Agreement and this Confirmation, together with the Supplemental Confirmations, be a securities contract, as such term is defined in Section 741(7) of the Bankruptcy Code, (iii) each and every transfer of funds, securities and other property under the Agreement and this Confirmation (and the Transaction) be a settlement payment or a margin payment and a transfer, as such terms are used in Section 546(e) of the Bankruptcy Code, (iv) the rights given to JPMorgan hereunder upon an Event of Default constitute a contractual right to cause the liquidation, termination or acceleration of a securities contract, a contraction right to offset or net out any termination value, payment amount or other transfer obligation and a contractual right under a security agreement or arrangement or other credit enhancement, as such terms are used in Sections 555 and 362(b)(6) of the Bankruptcy Code, and (v) JPMorgan be entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(o), 546(e), 548(d)(2), 555 and 561 of the Bankruptcy Code.

(j)	Agreements regarding Supplemental Confirmation.

(i)       Counterparty accepts and agrees to be bound by the contractual terms and conditions as set forth in the Supplemental Confirmation, absent manifest error. Upon receipt of the Supplemental Confirmation, Counterparty shall promptly execute and return such Supplemental Confirmation to JPMorgan; provided that Counterparty’s failure to so execute and return the Supplemental Confirmation shall not affect the binding nature of the Supplemental Confirmation, and the terms set forth therein shall be binding on Counterparty to the same extent, and with the same force and effect, as if Counterparty had executed a written version of the Supplemental Confirmation.

(ii)       Counterparty and JPMorgan agree and acknowledge that (A) the Transaction contemplated by this Confirmation will be entered into in reliance on the fact that this Confirmation and the Supplemental Confirmation thereto form a single agreement between Counterparty and JPMorgan, and JPMorgan would not otherwise enter into the Transaction, (B) this Confirmation, together with the Supplemental Confirmation, is a “qualified financial contract”, as such term is defined in Section 5-701(b)(2) of the General Obligations Law of New York (the “General Obligations Law”); (C) the Supplemental Confirmation, regardless of whether transmitted electronically or otherwise, constitutes a “confirmation in writing sufficient to indicate that a contract has been made between the parties” hereto, as set forth in Section 5-701(b)(3)(b) of the General Obligations Law; and (D) this Confirmation and the Supplemental Confirmation constitute a prior “written contract”, as set forth in Section 5-701(b)(1)(b) of the General Obligations Law, and each party hereto intends and agrees to be bound by this Confirmation and such Supplemental Confirmation.

(iii)       Counterparty and JPMorgan further agree and acknowledge that this Confirmation together with the Supplemental Confirmation constitutes a contract “for the sale or purchase of a security”, as set forth in Section 8-113 of the Uniform Commercial Code of New York.

(k)	Waiver:

Any provision of this Confirmation may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(l)	E-Mail Notices:

Notwithstanding anything in the Agreement or the Schedule thereto to the contrary, any notice to be provided by JPMorgan to Counterparty in connection with this Transaction may be delivered by electronic mail to afranqui@forrestalcapital.com (or any other address provided by Counterparty to JPMorgan). Any notice by electronic mail shall be effective on the date it is delivered. The parties agree that an electronic “delivery receipt’’ generated in connection with the dispatch of such notice shall constitute sufficient evidence of delivery of such notice.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it by email to AWM Confirm Tracking <awm.confirm.tracking@jpmchase.com> .

Very truly yours, JPMorgan Chase Bank, National Association
By:
Name:
Title:

Confirmed as of the date first above written: Chablais Investments SA
By:	/s/Baraterre Limited / Tarpumbay Limited
Name: Baraterre Limited / Tarpumbay Limited
Title: Directors

Valarie Davis	Ann Chea

ANNEX A - COMPONENTS

Component Number	Number of Options	Expiration Date
1.	66,667	May 31, 2019
2.	66,667	June 3, 2019
3.	66,667	June 4, 2019
4.	66,667	June 5, 2019
5.	66,667	June 6, 2019
6.	66,667	June 7, 2019
7.	66,667	June 10, 2019
8.	66,667	June 11, 2019
9 .	66,667	June 12, 2019
10.	66,667	June 13, 2019
11.	66,667	June 14, 2019
12.	66,667	June 17, 2019
13.	66,667	June 18, 2019
14.	66,667	June 19, 2019
15.	66,662	June 20, 2019

Ann. A

EXHIBIT I - FORM OF SUPPLEMENTAL CONFIRMATION

[COUNTERPARTY]

[ADDRESS]

Attention: [Contact Name]

Tel: [    ]

Fax: [    ]

Re:	Share Put Option – Supplemental Confirmation
Transaction Ref:	[______].

The purpose of this communication is to set forth certain terms and conditions of the above-referenced Transaction entered into on the Trade Date specified below (the “Transaction”). This confirmation is a Supplemental Confirmation within the meaning of the Confirmation dated as of [___], as amended and supplemented from time to time (the “Confirmation”), between [    ] (“Counterparty”) and JPMorgan Chase Bank, National Association (“JPMorgan”). Capitalized terms used herein have the meanings set forth in the Confirmation.

For all purposes under the Confirmation, the terms of the Transaction to which this Supplemental Confirmation relates shall be as follows:

Trade Date:	[	]

Number of Component:	[	]

Initial Share Price:	[	]

Strike Price:	[	]

Premium:	[	]

Ex. 1- 1

COMPONENTS

Component Number	Number of Options	Expiration Date
1.	[ ]	[ ]
2.	[ ]	[ ]
3.	[ ]	[ ]
4.	[ ]	[ ]
5.	[ ]	[ ]
6.	[ ]	[ ]
7.	[ ]	[ ]
8.	[ ]	[ ]
9.	[ ]	[ ]
10.	[ ]	[ ]
11.	[ ]	[ ]
12.	[ ]	[ ]
13.	[ ]	[ ]
14.	[ ]	[ ]
15.	[ ]	[ ]
16.	[ ]	[ ]
17.	[ ]	[ ]
18.	[ ]	[ ]
19.	[ ]	[ ]
20.	[ ]	[ ]
21.	[ ]	[ ]
22 .	[ ]	[ ]
23 .	[ ]	[ ]
24.	[ ]	[ ]
25.	[ ]	[ ]
26.	[ ]	[ ]
27.	[ ]	[ ]
28.	[ ]	[ ]
29.	[ ]	[ ]
30.	[ ]	[ ]

Ex. 1- 2

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Supplemental Confirmation and returning it by email to AWM Confirm Tracking <awm.confirm.tracking@jp mchase.com>.

Very truly yours, JPMorgan Chase Bank, National Association
By:
Name:
Title:

Confirmed as of the
date first above written:

[COUNTERPARTY]

By:
Name:
Title:

Ex. 1- 3